# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Joby Aviation, Inc., CIK 0001819848
CUSIP: G65163100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0000947871-21-000952
Filed by CIK 0001094517
Persons authorized to receive notices and communications: Yoshihide Moriyama, Toyota Motor Corporation, 1 Toyota cho, Toyota City, Aichi, Japan (M0), 471-8571, 81-565-28-2121

## Reporting persons
- TOYOTA MOTOR CORP/ (CIK 0001094517): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 122,573,621; shared voting power 5,880,780; sole dispositive power 122,573,621; shared dispositive power 5,880,780; aggregate amount beneficially owned 128,454,401 (15.3% of the class)
  Comment: Items 8,10,11* Includes (i) 5,813,286 Common Shares of the Issuer issued to TVF (as defined herein) and (ii) 67,494 Common Shares of the Issuer issued to TVPF (as defined herein), in each case pursuant to the Merger Agreement (as defined herein). See Item 3. TMC (as defined herein) has voting and dispositive power of the Common Shares held by TVF and TVPF and therefore may be deemed to be the beneficial owner of such Common Shares.
  
  Item 13** This percentage is calculated based upon 791,798,076 Common Shares issued and outstanding of the Issuer as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025 plus the 49,701,790 Common Shares (as defined herein) issued by the Issuer to the Reporting Person on May 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Joby Aviation, Inc.
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Comment:
Explanatory Note

This Amendment No. 2 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on August 20, 2021 (the "Original Statement"), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Person with the SEC on October 2, 2024 ("Amendment No. 1" and, together with the Original Statement, the "Amended Statement"), in each case which relate to the shares of common stock, par value $0.0001 per share (the "Common Shares"), of Joby Aviation, Inc. (the "Issuer" or "Joby"). Except as otherwise described herein, the information contained in the Amended Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to amend and restate the list of Covered Persons on Schedule A attached hereto as Exhibit 99.A, which schedule is incorporated into this Item 2 by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On May 22, 2025, the Issuer and the Reporting Person amended and restated the 2024 Stock Purchase Agreement (the "A&R Stock Purchase Agreement") to remove as a closing condition to the Initial Closing, the execution of a services agreement by the Issuer and the Reporting Person. All other terms and conditions of the 2024 Stock Purchase Agreement remain unchanged. On May 22, 2025, pursuant to the A&R Stock Purchase Agreement, the Reporting Person acquired 49,701,790 Common Shares at a price of $5.03 per share for an aggregate purchase price of $250,000,003.70.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Item 3 summarizes certain provisions of the A&R Stock Purchase Agreement and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number of Common Shares to which this Amendment relates is 128,454,401 Common Shares as of the date hereof. Based on 791,798,076 Common Shares outstanding (as described in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025) plus the 49,701,790 Common Shares issued by the Issuer to the Reporting Person, the Common Shares reported on this Amendment represent approximately 15.3% of the Issuer's outstanding Common Shares. Of the 128,454,401 Common Shares to which this Amendment relates, (i) 122,573,621 Common Shares are held of record by TMC, (ii) 5,813,286 Common Shares are held of record by Toyota A.I. Ventures Fund I, L.P., a limited partnership formed under the laws of Delaware ("TVF"), and (iii) 67,494 Common Shares are held of record by Toyota A.I. Ventures Parallel Fund I-A, L.P., a limited partnership formed under the laws of Delaware ("TVPF"). TMC owns 100% of the manager and each of the general partners of both TVF and TVPF. As such, TMC may be deemed to beneficially own 128,454,401 Common Shares as it has voting and dispositive control over the Common Shares held by TVF and TVPF.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby amended and restated in its entirety as follows:

In connection with the closing of the Business Combination, the Issuer, the Reporting Person and certain other stockholders entered into lock-up agreements (the "Lock-up Agreements") pursuant to which the Reporting Person is contractually restricted from selling or transferring any Common Shares (the "Lock-up Shares") for certain periods of time. Such lock-up restrictions began on August 10, 2021 (the "Closing") and expire in tranches of 20% of the total Lock-up Shares so restricted at each of (i) the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of the Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing, (iv) the four-year anniversary of the Closing and (v) the five-year anniversary of the Closing. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

In connection with the closing of the Business Combination, the Issuer, the Reporting Person, and certain other stockholders of the Issuer and RTP entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). As required under the Registration Rights Agreement, the Issuer filed a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. Certain Joby stockholders and RTP stockholders, including the Reporting Person, may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. The Issuer also agreed to provide "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Pursuant to the A&R Stock Purchase Agreement, the Issuer agreed to file a shelf registration statement on Form S-3/ASR, or such other form as required, no later than the earlier of (i) 30 calendar days after the date of the Additional Closing, or (ii) September 30, 2025, covering the resale of all of the Registrable Shares (as defined in the A&R Stock Purchase Agreement). The Reporting Person may request to sell all or any portion of their Registrable Shares in an underwritten offering, block trade, at the market or similar offering so long as the aggregate offering value of the Registrable Shares to be sold in such offering is (i) equal to at least $50 million or (ii) covers all remaining Registrable Shares held by TMC. The Issuer also agreed to provide "piggyback" registration rights, subject to certain requirements and customary conditions. The A&R Stock Purchase Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Reporting Person against certain liabilities.

Item 3 summarizes certain provisions of the A&R Stock Purchase Agreement and is incorporated herein by reference.

On the terms and subject to the conditions set forth in the Second Amended and Restated Collaboration Agreement, dated May 22, 2025 (the "Collaboration Agreement"), between the Issuer and TMC, TMC will be entitled to appoint (i) one director to the Issuer Board and (ii) one non-voting observer to the Issuer Board, which had been previously established in the Memorandum of Understanding, dated February 23, 2021, between the Issuer and TMC, amended and restated by the Collaboration Agreement. The foregoing rights shall expire on the anniversary of the date on which TMC and its affiliates no longer beneficially own at least 50% of the total Issuer shares held by TMC and its affiliates immediately prior to execution and delivery of the A&R Stock Purchase Agreement.

The foregoing descriptions of the Lock-up Agreement, Registration Rights Agreement, A&R Stock Purchase Agreement and the Collaboration Agreement are qualified in their entirety by reference to each agreement, copies of which are filed as Exhibits 99.3, 99.4, 99.7 and 99.8, respectively, and are incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.A Schedule A - List of Covered Persons

99.7 Amended and Restated Stock Purchase Agreement, dated as of May 22, 2025, by and between Joby Aviation, Inc. and TMC (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 27, 2025 (File No. 001-39524)).
https://www.sec.gov/Archives/edgar/data/1819848/000181984825000352/joby-8kx20250527xex10_1.htm

99.8 Second Amended and Restated Collaboration Agreement, dated as of May 22, 2025, by and between Joby Aero, Inc. and TMC (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on May 27, 2025 (File No. 001-39524)).
https://www.sec.gov/Archives/edgar/data/1819848/000181984825000352/joby-8kx20250527xex10_2.htm

## Signatures
- TOYOTA MOTOR CORP/: /s/ Masahiro Yamamoto, Masahiro Yamamoto/Chief Officer, Accounting Group (05/27/2025)